Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 27,183	$ 52,117	$ 65,624
Income taxes	12,842	28,299	33,945
Earnings from continuing operations before income taxes	$ 40,025	$ 80,416	$ 99,569
Fixed charges:			
Interest, long-term debt	$ 5,929	$ 17,773	$ 24,508
Interest, other (including interest on short-term debt)	1,056	2,538	3,125
Amortization of debt expense, premium, net	289	1,062	1,509
Portion of rentals representative of an interest factor	81	207	303
Total fixed charges	$ 7,355	$ 21,580	$ 29,445
Earnings from continuing operations before income taxes	$ 40,025	$ 80,416	$ 99,569
Plus: total fixed charges from above	7,355	21,580	29,445
Earnings from continuing operations before income taxes and fixed charges	$ 47,380	$ 101,996	$ 129,014
Ratio of earnings to fixed charges	6.44 x	4.73 x	4.38 x